PRESS RELEASE	EXHIBIT 99.1
FOR IMMEDIATE PUBLICATION

SUBSIDIARY OF TIW ACQUIRES A UMTS LICENSE

Montréal, Canada, February 23, 2005 - Telesystem International Wireless Inc. announces that its subsidiary, Oskar Mobil a.s. ("Oskar"), has secured a license to establish a UMTS (also known as "3G") network in the Czech Republic. The license was awarded today by the Czech Telecommunications office (CTU).

"The award of this 3G license represents an important milestone in the planning of our expansion and development," says Alexander Tolstoy, COO and president of TIW. "We expect UMTS to be an important platform for offering a new family of services to our data-oriented customers, as the market continues to evolve."

Oskar has agreed to pay the CZK 2 billion (US$88.7 million) price for the license, as set by the Czech Government, payable by installments over five years. The license is awarded for a term of 20 years and requires Oskar to achieve initial implementation targets in Prague by January 1st 2008, at the latest.

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations.

We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

About TIW

TIW is a leading provider of wireless voice, data and short messaging services in Central and Eastern Europe with over 6.7 million subscribers. TIW operates in Romania through MobiFon S.A. under the brand name Connex and in the Czech Republic through Oskar Mobil a.s. under the brand name Oskar. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
(514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca